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# Troy Marchand

Chief Financial Officer

Fishers, Indiana

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 Aggressively Organic, A Public Benefits Corporation.

 Indiana University - Kelley School of Business

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 500+ connections

Entrepreneur | Strategist | Consultant | Investor | Tri-Athlete | Troy is a seasoned entrepreneur that has started, built and served in a variety of roles in several industries. Troy's focus on finance, operations, leadership, and his ability to quickly understand models and strategy, along with his tech...

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## Experience



**Chief Financial Officer**

Aggressively Organic, A Public Benefits Corporation.

Oct 2018 – Present · 5 mos

Fishers, Indiana

Our mission is to end global food insecurity by providing the means to produce your own garden on your counter, that is so easy a 5 year old can do it!

**Socially Conscious Capital Consulant**

Tribunal Consulting, LLC

Dec 2017 – Present · 1 yr 3 mos

Indiana

Tribunal Consulting is a Socially Conscious Capital Consulting firm to assist businesses in all facets. The goal is to assist companies to become more aware of the purpose they are in business, and how they are impacting society while employing strategies to assist them in the following:... See more

**Member of the Young Professional Advisory Board**

Children's Bureau, Inc

Aug 2013 – Present · 5 yrs 7 mos

Indianapolis, Indiana Area

Chair of the YPAB from 2014-2017

CB Foundation Committee

**Member Board of Directors**

Salt on Mass

Jul 2016 – Aug 2018 · 2 yrs 2 mos

Indianapolis, Indiana Area

Upscale seafood restaurant in the heart of Mass Ave

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Jul 2016 – Feb 2018 · 1 yr 8 mos

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## Education

**Indiana University - Kelley School of Business**
Bachelors, Finance- Honors
2003 – 2007
Activities and Societies: Co-Founder and Executive of the IU-I Investment Club,
IUPUI Men's Varsity Soccer Team

Dean's list every semester.
Academic All-Conference 2004-2007.

## Skills & Endorsements

**Equities** · 41

Endorsed by **Brian Bittner and 1 other** who is highly skilled at this

Endorsed by **2 of Troy's colleagues at Financial Enhancement Group, LLC**

**Investments** · 40

Endorsed by **Chris DeMuth Jr and 5 others** who are highly skilled at this

Endorsed by **2 of Troy's colleagues at Financial Enhancement Group, LLC**

**Equity Research** · 38

Endorsed by **Jacob Wolinsky,** who is highly skilled at this

Endorsed by **3 of Troy's colleagues at Financial Enhancement Group, LLC**

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